TD BANK GROUP DECLARES DIVIDENDS
(all amounts in Canadian dollars)
TORONTO –

August 27, 2026 -

The Toronto

-Dominion Bank (the "Bank") today announced

that
a dividend in an amount of one dollar and twelve cents

($1.12) per fully paid common share in the
capital stock of the Bank has been declared for the quarter

ending October 31, 2026, payable on
and after October 31, 2026, to shareholders of record at the close of business on October 9,
2026.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to
have their dividends reinvested in additional common shares

of the Bank in accordance with the
Dividend Reinvestment Plan (the “Plan”).
Under the Plan, the Bank has the discretion to either purchase the additional common shares in
the open market or issue them from treasury.

If issued from treasury,

the Bank may decide to
apply a discount of up to 5% to the Average Market

Price (as defined in the Plan) of the additional
shares.

For the October 31, 2026 dividend, the Bank will purchase

the additional shares in the
open market and therefore no discount will apply.
Registered holders of record of the Bank's common shares

wishing to join the Plan can obtain an
Enrolment Form from TSX Trust

Company (1-800-387-0825) or on the Bank's website,
www.td.com/dividends/drip.

In order to participate in the Plan in time for this dividend,

Enrolment
Forms for registered holders must be received by TSX

Trust Company at P.O.

Box 4229, Postal
Station A, Toronto,

Ontario, M5W 0G1, or by facsimile at 1-888-488-1416, before

the close of
business on October 9, 2026.

Beneficial or non-registered holders of the Bank's

common shares
wishing to join the Plan must contact their financial institution or broker for instructions on how to
enroll in advance of the above date.
Registered holders who participate in the Plan and who wish to terminate that participation so that
cash dividends to which they are entitled to be paid on and

after October 31, 2026 are not
reinvested in common shares under the Plan must deliver

written notice to TSX Trust Company
at the above address by no later than October 9, 2026.

Beneficial or non-registered holders who
participate in the Plan and who wish to terminate that

participation so that cash dividends to
which they are entitled to be paid on and after October

31, 2026 are not reinvested in common
shares under the Plan must contact their financial institution or broker for instructions on how to
terminate participation in the Plan in advance of October

9, 2026.
The Bank also announced that dividends have been declared

on the following Non-Cumulative
Redeemable Class A First Preferred Shares of the Bank, payable on and after October 31, 2026,
to shareholders of record at the close of business on October

9, 2026:

●

Series 1, in an amount per share of $0.310625;
●

Series 16, in an amount per share of $0.3938125;
●

Series 18, in an amount per share of $0.3591875;
●

Series 27, in an amount per share of $28.75; and
●

Series 28, in an amount per share of $36.16.
The Bank for the purposes of the Income Tax

Act (Canada) and any similar provincial legislation
advises that the dividend declared for the quarter ending

October 31, 2026 and all future
dividends will be eligible dividends unless indicated otherwise

.

About TD Bank Group
The Toronto

-Dominion Bank and its subsidiaries are collectively

known as TD Bank Group ("TD"
or the "Bank"). TD is the sixth largest bank in North America by assets and serves 28.2 million
clients in four key businesses operating in a number of

locations in financial centres around the
globe: Canadian Personal and Commercial Banking, including

TD Canada Trust and TD Auto
Finance Canada; U.S. Banking, including TD Auto Finance U.S.

and TD Wealth (U.S.); Wealth
Management and Insurance, including TD Wealth

(Canada), TD Direct Investing and TD
Insurance; and Wholesale Banking, including TD Securities

and TD Cowen. TD also ranks
among North America's leading digital banks, with more

than 14 million active mobile users in
Canada and the U.S. TD had $2.1 trillion in assets on

July 31, 2026. The Toronto

-Dominion Bank
trades under the symbol "TD" on the Toronto

Stock Exchange and New York

Stock Exchange
For more information contact:

Jennifer dela Cruz
Business Management Specialist, Treasury

and

Corporate Securities
Legal Department – Shareholder Relations
(416) 944-6367
Toll

free 1-866-756-8936
Gabrielle Sukman
Senior Manager, Corporate

and Public Affairs
(416) 983-1854